Exhibit 99.1

MediaRing Ltd (RCB No. 199304568R) 750A Chai Chee Road #05-01 Technopark @ Chai Chee, Singapore 469001 Tel: (65) 6441 1213 Fax: (65) 6441 3013
FOR IMMEDIATE RELEASE
Institutional Shareholder Services Recommends Voting FOR MediaRing Nominee and AGAINST Vantage’s Nominees on the Board of Pacific Internet
Singapore — October 31, 2006 — Singapore based MediaRing Ltd (“MediaRing”), the largest shareholder of Pacific Internet Limited (“PacNet”), welcomes the proxy analysis and vote recommendations of Institutional Shareholder Services (“ISS”), a leading independent proxy advisory firm. The analysis, issued on October 26, 2006 recommends that PacNet shareholders vote FOR the election of MediaRing’s director nominee Koh Boon Hwee to the PacNet Board, and vote AGAINST both nominees of Vantage Corporation Limited (“Vantage”), at the forthcoming extraordinary general meeting (“EGM”) of PacNet on November 7, 2006.
ISS also recommends shareholders vote AGAINST two shareholder proposals (Resolutions 1 and 2) put forth by Vantage, which seek to remove all directors. ISS noted the following, “In the absence of reasonable justification, the removal of all members of the company’s board would only expose the company and its businesses to greater risk of mismanagement at the expense of shareholder value. The intended result of removing the MediaRing nominee from the Pacific Internet board also puts into question Vantage’s real intentions — which it never expounded fully — in calling this meeting.”
With respect to MediaRing’s proposal to elect Koh Boon Hwee as a director on the PacNet board, ISS states, “As a MediaRing representative to the board, he brings with him extensive experience and connections in the telecommunications industry.” ISS goes on to say, “Koh has expressed his commitment to work with the company’s board and management to explore opportunities to grow the company’s business with a view of improving value to all shareholders.” ISS accordingly recommends a vote supporting his election FOR Resolution 9.

Conversely, with regard to Resolutions 7 and 8, put forth by Vantage to elect two of their nominees, Tan Meng Dong and Zhang Yun, ISS recommends against both director nominees. They point out “due to lack of disclosure with respect to the Vantage Nominee Directors, we are unable to make an informed decision on the suitability of these nominees as directors.” The report continues noting that, “Serious consideration of shareholder nominees would be given only if there are clear and compelling reasons for the nominee to join the board. The nominees must also demonstrate a clear ability to contribute positively to board deliberations; some nominees may have hidden or narrow agendas and may unnecessarily contribute to divisiveness among directors.” Because of the factors mentioned above, amongst others, ISS recommends that PacNet shareholder vote AGAINST the election of Vantage’s nominees on Resolutions 7 and 8.
MediaRing CEO Khaw Kheng Joo had the following to say with respect to the analysis put forth by ISS: “We are very pleased with the recommendation issued by ISS, urging shareholders of PacNet to support Koh Boon Hwee and vote against resolutions to remove directors from the board. Our interests are aligned with all shareholders and we strongly believe our representation on the board will help increase value for all shareholders. As such, we urge shareholders to vote as we recommended in our letter to PacNet shareholders, dated October 19, 2006.”
PacNet has recommended that the appropriate board would comprise of seven directors, four independent directors, one executive director and one representative each from both MediaRing and Vantage. MediaRing agrees and has stated in its letter to PacNet shareholders dated October 19, 2006 that in the event MediaRing has more representatives elected to the PacNet Board than Vantage, one of the MediaRing representatives will step down to maintain the balance of the PacNet Board composition, as recommended by PacNet management.
About MediaRing
With offices in Singapore, Malaysia, Shanghai, Beijing, Hong Kong, Taiwan, Japan and Sunnyvale (USA), MediaRing is the leading VoIP telephony service provider in Asia who enjoys a growing share of the global pure-play VoIP market. Through its strong technological capabilities and extensive distribution network, MediaRing brings high-quality voice services to carriers, enterprises, service providers, and consumers with its wide range of service offerings. Its extensive partnerships with carriers around the world allow call terminations worldwide. As a pioneer in VoIP services with unique proprietary technology, MediaRing derives more than 95 per cent of its revenue from outside Singapore.